Exhibit 99.3

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Form of Proxy for the Annual General Meeting

to Be Held on January 20, 2016

(or any adjourned meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of NQ Mobile Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares, par value US$ 0.0001 per share, of the Company (the “Common Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on January 20, 2016 at 10:00 a.m. (local time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of the Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Common Shares at the close of business on December 14, 2015 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about December 17, 2015.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or a new proxy form, duly completed, signed and bearing a later date, at its offices at Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, the People’s Republic of China no later than 48 hours before the time for the holding of the AGM or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ms. Susie Shan) at Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Form of Proxy for the Annual General Meeting

to Be Held on January 20, 2016

(or any adjourned meeting thereof)

I/We                      of                                         , being the registered holder of                      Common Shares 1, par value US$0. 0001 per share, of NQ Mobile Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                      of                      as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on January 20, 2016 at 10:00 a.m.(local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

The special resolution as set out in the Notice of the Annual General Meeting regarding the approval of an amendment to the definition of “Affiliate” in Article 1 of the Company’s Articles of Association, as previously approved by the Company’s directors and as set forth below:

“Affiliate – with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person, and for individual Persons, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, and any entity controlled by any of the foregoing.”

Dated	Signature(s) [4]

[1]	Please insert the number and class (i.e., Class A or Class B) of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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